

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 1, 2017

Daqing (David) Ye
Chief Executive Officer
Jianpu Technology Inc.
21/F Internet Finance Center
Danling Street, Beijing
People's Republic of China

> **Re:** **Jianpu Technology Inc.**
> **Registration Statement on Form F-1**
> **Filed October 20, 2017**
> **File No. 333-221056**

Dear Mr. Ye:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that China Renaissance is presented as a lead or managing underwriter on the cover page, but is not identified in the Underwriting table on page 179. Please revise or advise as appropriate. Refer to Item 501(b)(8)(i) of Regulation S-K and Item 9.B.1 of Form 20-F.

Prospectus Summary

The Offering, page 8

2.   In light of the pending distribution of your shares owned by RONG360, Inc. to its shareholders that is anticipated to occur within six months following the offering, please revise your prospectus summary on page 9 to clarify that all current shareholders of RONG360, Inc. who are not your co-founders will ultimately receive Class A ordinary shares in the distribution. Further, please identify your four co-founders in this section and describe their anticipated voting power after the distribution has occurred.

Management, page 134

3.   Please revise your management table on page 134 to identify Chenchao Zhuang as a co-founder.

Description of Share Capital, page 148

4.   Please revise to clarify the increase of authorized ordinary shares to 1.5 billion shares, as disclosed on page F-66.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Z. Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP